HARRISON LAW, P.A.

Diane J. Harrison Bar Admissions: Florida and Nevada	6860 Gulfport Blvd. S. PMB 162 South Pasadena, Florida 33707 Phone: (941) 723-7564 Fax: (941) 531-4935 HarrisonDJEsq@tampabay.rr.com

February 12, 2007

Mr. John Cannarella,

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington D.C., 20549

Re:

Contracted Services, Inc. (the “Company”)

File No. 333-136643

Revised Financial Statements

Dear Mr. Cannarella:

As per your discussions with Randall N. Drake, CPA, the Company’s PCAOB auditor, and Jay Solomon, CPA, the Company’s accountant, please find below revised financials for Contracted Services, Inc.

You may contact Randall N. Drake at (727) 536-4863 or Jay Solomon at (727) 322-5111 regarding the financials or me at (941) 723-7564 regarding any other questions or comments.

Sincerely,

/s/ Diane J. Harrison

Diane J. Harrison, Esq.

Enclosure (1)

ENCLOSURE

Contracted Services, Inc.

Draft FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Contracted Services, Inc.

CONTRACTED SERVICES, INC.

BALANCE SHEET

As of September 30, 2006 and 2005

(Unaudited)

	Sep 30, 06	Sep 30, 05
ASSETS
Current Assets
Cash and Cash Equivalents	15,827.85	37,636.59
Accounts Receivable	30,573.62	7,443.35
Loans to Shareholder	1,617.09	(1,938.94)
Total Current Assets	48,018.56	43,141.00
Fixed Assets
Computer Equipment	2,365.00	2,365.00
Mowing Equipment	19,112.98	27,420.68
Vehicles	31,115.88	73,981.16
Less: Accumulated Depreciation	(15,574.85)	(52,367.36)
Total Fixed Assets	37,019.01	51,399.48

Other Assets
Note Receivable - Idocubox - Note C	12,500.00	20,000.00
Total Other Assets	12,500.00	20,000.00
TOTAL ASSETS	97,537.57	114,540.48
LIABILITIES & EQUITY
Current Liabilities
Accounts Payable	20,418.38	1,756.22
Sales Tax Payable	975.70	(945.77)
Provision for Income Taxes	286.00	0.00
Current Portion of Long-Term Liabilities - Note D	7,000.00	10,000.00
Total Current Liabilities	28,680.08	10,810.45
Long Term Liabilities
Notes Payable - Long Term - Note D	32,500.07	31,871.88
Total Long Term Liabilities	32,500.07	31,871.88
TOTAL LIABILITIES	61,180.15	42,682.33
Stockholders- Equity: - Note G
Common Stock, $.01 par value, 75,000,000 shares	13,550.00	12,500.00
authorized, 1,355,000 shares issued and outstanding
Paid-In-Capital	26,069.67	(4,530.00)
Stock Subscription Receivable	(5.00)	0.00
Retained Earnings	(3,257.25)	63,888.15
Total Equity	36,357.42	71,858.15
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	97,537.57	114,540.48

See accompanying notes and accountant's report.

CONTRACTED SERVICES, INC.

STATEMENTS OF OPERATIONS – As Restated

For the Nine Month Periods Ended September 30, 2006 and 2005

(Unaudited)

	Jan - Sep 06	Jan - Sep 05
Revenues
Sales - Computer Maintenance & Repairs	129,771.50	129,564.40
Sales - Lawn Mowing Service	0.00	18,365.26
Miscellaneous Income	0.00	570.29
	129,771.50	148,499.95
Operating Expenses:
Advertising	3,565.62	183.63
Automobile Expense	5,260.87	3,457.84
Bad Debts	2,499.75	0.00
Bank Fees	512.00	239.06
Contracted Labor	1,115.00	0.00
Cost of Goods	39,075.26	17,886.63
Depreciation Expense	13,891.64	22,000.00
Donations - Charitable	0.00	1,000.00
Dues and Subscriptions	1,304.70	916.16
Employee Leasing	40,320.00	73,201.94
Gifts	0.00	412.89
Insurance	(510.56)	9,352.07
Interest Expense	3,173.75	867.29
Legal & Professional Fees Fees	18,655.00	1,699.00
Materials	3,081.48	606.48
Merchant Services	15.00	0.00
Miscellaneous	0.00	234.43
Mowing Expenses	443.76	13,097.67
Office Supplies	724.96	2,330.89
Officers Compensation	2,880.00	2,880.00
Penalties	470.17	151.84
Postage and Delivery	1,124.19	849.48
Professional Development	0.00	175.00
Rent	164.80	3,746.85
Repairs	0.00	260.47
Software Support	89.85	273.89
Telephone	4,212.68	9,464.06
Travel & Entertainment	879.67	506.80
Utilities	103.00	1,150.76
	143,052.59	166,945.13
	(13,281.09)	(18,445.18)
Other Income
Gain on Sale of Assets	12,309.84	71,910.82
	12,309.84	71,910.82
Income (Loss) Before Provision for Income Taxes	(971.25)	53,465.64

Provision for Income Taxes
Current Tax Provision	286.00	0.00
Deferred Taxes	0.00	0.00
	286.00	0.00
Net Income	(1,257.25)	53,465.64

Earnings per common share: - Note F
Net Income (Loss) per share	(0.00)	0.04

See accompanying notes and accountant's report.

CONTRACTED SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Nine Month Period Ended September 30, 2006

 (Unaudited)

	Common Stock		Contributed	Stock	Retained
	Shares	Amount	Capital	Sub. Rec.	Earnings	Total
Balances at January 1, 2006	1,250,000	$12,500.00	($3,570.00)		27,767.67	$36,697.67

Net Income (Loss)					(1,257.25)	(1,257.25)

Constructive Distribution - S Corp. termination			27,767.67		(27,767.67)	0.00

AAA Distributions					(2,000.00)	(2,000.00)

Issuance of Capital Stock	105,000	1,050.00	(1,008.00)	-5.00		$37.00

Contributed Noncash Officers Compensation - Note H			2,880.00			$2,880.00

Balances at September 30, 2006	1,355,000	$13,550.00	$26,069.67	($5.00)	($3,257.25)	$36,357.42

See accompanying notes and accountant's report.

CONTRACTED SERVICES, INC.

STATEMENT OF CASH FLOWS – As Restated

For The Nine Month Periods Ended September 30, 2006 and 2005

(Unaudited)

	Sep-06	Sep-05
OPERATING ACTIVITIES:
Net Income (Loss)	(1,257.25)	53,465.64
Adjustments to reconcile Net Income (Loss)
to net cash provided by operations:
Depreciation	13,891.64	22,000.00
Gain on Sale of Assets	(12,309.84)	(71,910.82)
Noncash Officers Compensation	2,880.00	2,880.00
(Increase) Decrease in:
Accounts Receivable	(29,416.77)	6,069.64
Increase (Decrease) in:
Accounts Payable	12,346.22	(2,369.12)
Sales Tax Payable	864.33	(1,032.66)
Provision for Income Taxes	286.00	0.00
	(12,715.67)	9,102.68
INVESTING ACTIVITIES:
Purchase of Fixed Assets	0.00	(42,083.57)
Proceeeds from Sale of Assets	15,500.00	110,212.94
Shareholder Loans	(1,610.00)	306.37
Issuance of Notes Receivable	0.00	(20,000.00)
Payments Received on Notes Receivable	7,500.00	0.00
	21,390.00	48,435.74
FINANCING ACTIVITIES:
Issuance of Capital Stock	37.00	250.00
Payments on Notes Payable	(10,459.41)	(22,330.54)
Shareholder AAA Distributions	(2,000.00)	(4,150.00)
	(12,422.41)	(26,230.54)
NET CASH INCREASE (DECREASE) FOR THE YEAR	(3,748.08)	31,307.88
BEGINNING CASH	19,575.93	6,328.71
ENDING CASH	15,827.85	37,636.59

SUPPLEMENTAL DISCLOSURE:
Interest Expense	$3,173.75	$867.29
Income Tax	$0.00	$0.00

Noncash Investing & Financing Activities:
Cost of fixed asset trade-in	$54,863.29	$0.00
Accumulated depreciation on fixed asset trade-in	$33,795.79	$0.00
Note Payable Proceeds from trade-in	$40,586.86	$0.00
Note Payable Paid off from trade-in	$30,538.48	$0.00
Stock Subscription Receivable	$5.00	$0.00
Noncash Officers Compensation	$2,880.00	$2,880.00
See accompanying notes and accountant's report.

CONTRACTED SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2006

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated June 30, 2000 in the State of Florida.  The Company is a computer consulting company and a commercial lawn maintenance company and is located in St. Petersburg, Florida.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term securities with a maturity of three months or less to be cash equivalents.

Fixed Assets

Property and equipment are stated at cost.  Depreciation is computed using accelerated methods over the estimated useful lives of the assets, ranging from five to seven years.  Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.  Expenditures for maintenance and repairs are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the corporation to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company generates revenue by providing services in the field of computer consulting and commercial lawn maintenance.  The Company recognizes its revenue when consulting services  and commercial lawn maintenance have been completed and its customers are billed.

Income Taxes

The Company had elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code.  Under those provisions, the Company does not pay federal income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction.  Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income and include their respective shares of the Company's net operating losses in their individual income tax returns. In 2006, the Company will be taxed under Subchapter C of the Internal Revenue Code. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes, if and when applicable, related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting.  Any deferred taxes would represent the future tax return consequences of those differences, which will either be taxable when the assets and liabilities are recovered or settled.

NOTE C – NOTE RECEIVABLE

The Company has a promissory note receivable from a party related by common ownership, Idocubox, in the amount of $20,000.00 dated September 21, 2005. The note is due on September 21, 2008 and interest is payable annually at a rate of 4.68% on any unpaid balance.

CONTRACTED SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2006

(continued)

NOTE D – NOTES PAYABLE

The Company has three notes payable to Ford Motor Credit Company. The first note  is dated March 19, 2002 in the original amount of $24,036.43 and is payable in monthly installments of $431.34 over five (5) years with a fixed interest rate of 2.9%. This vehicle was sold and the note was paid in its entirety during the year. The note is secured by a 2002 Ford E-250 vehicle. The second note is dated January 16, 2004 in the original amount of $54,863.29 and is payable in monthly installments of $1,009.53 over five (5) years with a fixed interest rate of 3.9%.  The note is secured by a 2004 Ford F-550 vehicle. This vehicle was traded in and the note was paid in its entirety during the year. The third note is dated June 20, 2006 in the original amount of $40,586.86 and is payable in monthly installments of $845.43 over five (5) years with a fixed interest rate of 8.99%.  The note is secured by a 2007 Ford F-350 vehicle.

Scheduled principal maturities of the mortgage over the next five years are as follows:

Year ending December 31,

2007………………………………………………………….$ 7,028.34

2008………………………………………………………….$ 7.686.87

2009………………………………………………………….$ 8,407.11

2010………………………………………………………….$ 9,194.86

2011………………………………………………………….$ 5,521.98

NOTE E – RENT

The Company is leasing storage facilities on a month to month basis.

NOTE F –  EARNINGS PER COMMON SHARE

Earnings (Loss) per common share of ($.00)  for the nine month period ended were calculated based on a net income (loss) numerator of ($1,257.25) divided by a denominator of 1,323,193 shares of outstanding common stock (Average number of shares issued during the period ended September 30, 2006).

NOTE G – FORWARD STOCK SPLIT

On March 24, 2006 the Company’s Board received 42 executed stock subscription agreements for the purchase of stock in the corporation at $1.00 per share.  After the sale of stock there were 542 shares total issued and outstanding.  The Board filed amended and restated articles changing the par value to $0.01 per share resulting in 100 shares of stock for each share previously owned.  This increased the shares issued and outstanding to 54,200 shares total.  On April 28, 2006 the Company further ratified and authorized a 25:1 forward stock split that will result in 1,355,000 issued and outstanding shares. All references in these financial statements to amounts per share and number of shares outstanding have been restated to give effect to this stock split.

NOTE H – OFFICERS COMPENSATION

The Company recognized contributed noncash  officers compensation for one of its officers who provides approximately 16 hours of service per month to the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Contracted Services, Inc.

CONTRACTED SERVICES, INC.

BALANCE SHEET

December 31, 2005

ASSETS
Current Assets:
Cash and Cash Equivalents	19,575.93
Accounts Receivable	1,156.85
Loans to Shareholder	7.09
Total Current Assets	20,739.87
Fixed Assets:
Computer Equipment	2,365.00
Mowing Equipment	27,420.68
Vehicles	73,981.16
Less: Accumulated Depreciation	(59,714.41)
Total Fixed Assets	44,052.43

Other Assets:
Note Receivable - Idocubox Note C	20,000.00
Total Other Assets	20,000.00
TOTAL ASSETS	84,792.30
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts Payable	8,072.16
Sales Tax Payable	111.37
Current Portion of Long-Term Liabilities - Note D	14,878.87
Total Current Liabilities	23,062.40

Long-Term Liabilities
Notes Payable - Note D	25,032.23
Total Long-Term Liabilities	25,032.23
TOTAL LIABILITIES	48,094.63
Stockholders' Equity: - Note H
Common Stock, $.01 par value, 75,000,000 shares
authorized, 1,250,000 shares issued and outstanding	12,500.00
Paid-In-Capital	(3,570.00)
Retained Earnings	27,767.67
Total Equity	36,697.67
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	84,792.30

The accompanying notes are an integral part of these financial statements

CONTRACTED SERVICES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

Revenues
Sales - Computer Maintenance & Repairs	144,403.68
Sales - Lawn Mowing Service	18,365.26
Miscellaneous Income	1,013.83
163,782.77
Operating Expenses:
Advertising	588.63
Automobile Expense	4,576.22
Bank Charges	264.06
Contributions	1,000.00
Cost of Goods Sold	25,373.25
Depreciation	29,347.05
Dues & Subscriptions	1,173.13
Employee Leasing	87,761.94
Insurance	9,352.07
Interest Expense	3,118.75
Legal & Professional Fees	12,155.31
Materials	627.82
Miscellaneous Expense	464.00
Mowing Expenses	13,651.64
Office Expense	4,693.29
Officers Compensation - Note I	3,840.00
Postage	1,192.27
Rent - Note E	3,782.18
Repairs & Maintenance	260.47
Software Support	993.88
Taxes	33.69
Telephone	12,347.25
Travel & Entertainment	565.80
Utilities	1,185.73
218,348.43
(54,565.66)
Other Income
Gain on Sale of Assets - Note F	71,910.82
71,910.82
Net Income Before Provision for Income Taxes	17,345.16
Provision for Income Tax Expense
Current Tax Provision	0.00
Deferred Taxes	0.00
0.00

Net Income	17,345.16

Earnings per common share: - Note G
Net Income (Loss) per share - Note G	0.01
The accompanying notes are an integral part of these financial statements

CONTRACTED SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Year Ended December 31, 2005

	Common Stock		Contributed	Retained
	Shares	Amount	Capital	Earnings	Total
Balances at January 1, 2005	625,000	$6,250.00	($1,410.00)	14,572.51	$19,412.51

Net Income (Loss)				17,345.16	17,345.16

AAA Distribution				(4,150.00)	(4,150.00)

Issuance of Capital Stock	625,000	6,250.00	(6,000.00)		$250.00

Contributed Noncash Officers Compensation - Note I			3,840.00		$3,840.00

Balances at December 31, 2005	1,250,000	$12,500.00	($3,570.00)	$27,767.67	$36,697.67

The accompanying notes are an integral part of these financial statements.

CONTRACTED SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

OPERATING ACTIVITIES:
Net Income (Loss)	17,345.16
Adjustments to reconcile Net Income (Loss)
to net cash provided by operations:
Depreciation	29,347.05
Gain on Sale of Assets	(71,910.82)
Noncash Officers Compensation	3,840.00
(Increase) Decrease in:
Accounts Receivable	12,356.14
Increase (Decrease) in:
Accounts Payable	3,946.82
Sales Tax Payable	24.48
(5,051.17)
INVESTING ACTIVITIES:
Proceeeds from Sale of Assets	110,212.94
Purchase of Fixed Assets	(41,529.60)
Issuance of Notes Receivable	(20,000.00)
Shareholder Loans	(2,193.63)
46,489.71
FINANCING ACTIVITIES:
Issuance of Capital Stock	250.00
Payments on Notes Payable	(24,291.32)
Shareholder AAA Distributions	(4,150.00)
(28,191.32)
NET CASH INCREASE (DECREASE) FOR THE YEAR	13,247.22
BEGINNING CASH	6,328.71
ENDING CASH	19,575.93

SUPPLEMENTAL DISCLOSURE:
Interest Expense	$3,118.75
Income Tax	$0.00

Noncash Investing and Financial Activities:
Noncash Officers Compensation	$3,840.00

The accompanying notes are an integral part of these financial statements.

CONTRACTED SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated June 30, 2000 in the State of Florida.  The Company is a computer consulting company and a commercial lawn maintenance company and is located in St. Petersburg, Florida.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term securities with a maturity of three months or less to be cash equivalents.

Fixed Assets

Property and equipment are stated at cost.  Depreciation is computed using accelerated methods over the estimated useful lives of the assets, ranging from five to seven years.  Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.  Expenditures for maintenance and repairs are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the corporation to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company generates revenue by providing services in the field of computer consulting and commercial lawn maintenance.  The Company recognizes its revenue when consulting services  and commercial lawn maintenance have been completed and its customers are billed.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code.  Under those provisions, the Company does not pay federal income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction.  Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income and include their respective shares of the Company's net operating losses in their individual income tax returns.

Reclassifications

Certain reclassifications and corrections were made to the financial statement presentation in order to properly reflect reporting of classifications of cash flows from shareholder loans, notes receivable recognition of noncash officers compensation.

NOTE C – NOTE RECEIVABLE

The Company has a promissory note receivable from a party related by common ownership, Idocubox, in the amount of $20,000.00 dated September 21, 2005. The note is due on September 21, 2008 and interest is payable annually at a rate of 4.68% on any unpaid balance.

CONTRACTED SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

(continued)

NOTE D – NOTES PAYABLE

The Company has three notes payable to Ford Motor Credit Company. The first note is dated November 17, 2001 in the original amount of $17,117.87 and is payable in monthly installments of $354.53 over five (5) years with a fixed interest rate of 8.75%.  The note is secured by a 2000 Ford E-350 vehicle.  This vehicle was sold and the note was paid in its entirety during the year. The second note is dated March 19, 2002 in the original amount of $24,036.43 and is payable in monthly installments of $431.34 over five (5) years with a fixed interest rate of 2.9%.  The note is secured by a 2002 Ford E-250 vehicle. The third note is dated January 16, 2004 in the original amount of $54,863.29 and is payable in monthly installments of $1,009.53 over five (5) years with a fixed interest rate of 3.9%.  The note is secured by a 2004 Ford F-550 vehicle.

Scheduled principal maturities of the mortgage over the next five years are as follows:

Year ending December 31,

2006………………………………………………………….$14,878.87

2007………………………………………………………….$11,339.37

2008………………………………………………………….$11,789.59

2009………………………………………………………….$  1,903.27

2010………………………………………………………….$         0.00

NOTE E – RENT

The Company is leasing its facilities under the terms of a one year lease dated October 10, 2003 that ended October 31, 2004 and was renewed for one additional year. The lease provides for payments of $650.00 per month plus state sales tax and was subject to a three percent increase upon lease renewal. On July 8, 2005 this lease was assigned and the Company obligation was terminated at the end of the extended lease term. The Company is leasing storage facilities on a month to month basis.

NOTE F – SALE OF ASSETS

The Company, on June 28, 2005, entered into an asset sale agreement in which the company sold its computer consulting operations, including equipment and inventory, to Etech Source, LLC for $105,000.00.  Etech Source, LLC did not continue in the computer consulting business and the Company resumed its computer consulting operations in October 2005, prior to the end of the fiscal year. Therefore, the Company continues to report the computer consulting portion of the business as a continuing operation.

NOTE G –  EARNINGS PER COMMON SHARE

Earnings (Loss) per common share of $.01 were calculated based on a net income (loss) numerator of $17,345.16 divided by a denominator of 1,250,000 shares of outstanding common stock (Average number of shares issued during the year ended December 31, 2005).

NOTE H – FORWARD STOCK SPLIT

On March 24, 2006 the Company’s Board received 42 executed stock subscription agreements for the purchase of stock in the corporation at $1.00 per share.  After the sale of stock there were 542 shares total issued and outstanding.  The Board filed amended and restated articles changing the par value to $0.01 per share resulting in 100 shares of stock for each share previously owned.  This increased the shares issued and outstanding to 54,200 shares total.  On April 28, 2006 the Company further ratified and authorized a 25:1 forward stock split that will result in 1,355,000 issued and outstanding shares. All references in these financial statements to amounts per share and number of shares outstanding have been restated to give effect to this stock split.

CONTRACTED SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

(continued)

NOTE H – FORWARD STOCK SPLIT – (continued)

At December 31, 2005 the Company had 500 shares of common stock issued at $1.00 per share. As a result of the amended articles and 25:1 forward split the number of issued and outstanding shares is now restated to 1,250,000 shares.

NOTE I – OFFICERS COMPENSATION

The Company recognized contributed noncash  officers compensation for one of its officers who provides approximately 16 hours of service per month to the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Contracted Services, Inc.

CONTRACTED SERVICES, INC.

BALANCE SHEET

December 31, 2004

ASSETS
Current Assets:
Cash and Cash Equivalents	6,328.71
Accounts Receivable	13,512.99
Total Current Assets	19,841.70
Fixed Assets:
Computer Equipment	2,365.00
Mowing Equipment	17,049.70
Vehicles	102,452.59
Less: Accumulated Depreciation	(51,695.29)
Total Fixed Assets	70,172.00
TOTAL ASSETS	90,013.70
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts Payable	4,125.34
Sales Tax Payable	86.89
Current Portion of Long-Term Liabilities - Note C	17,560.90
Loans from Shareholders	2,186.54
Total Current Liabilities	23,959.67

Long-Term Liabilities
Notes Payable - Note C	46,641.52
Total Long-Term Liabilities	46,641.52
TOTAL LIABILITIES	70,601.19
Stockholders' Equity: -Note F
Common Stock, $.01 par value, 75,000,000 shares
authorized, 625,000 shares issued and outstanding	6,250.00
Paid-In-Capital - Note G	(1,410.00)
Retained Earnings	14,572.51
Total Equity	19,412.51
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	90,013.70

The accompanying notes are an integral part of these financial statements

CONTRACTED SERVICES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

Revenues
Sales - Computer Maintenance & Repairs	316,364.90
Sales - Lawm Mowing Service	0.00
Miscellaneous Income	4,258.42
320,623.32
Operating Expenses:
Advertising	560.04
Automobile Expense	9,251.94
Bank Charges	230.85
Contract Labor	920.16
Contributions	325.00
Cost of Goods Sold	79,176.94
Depreciation	22,810.34
Dues & Subscriptions	2,313.01
Employee Leasing	142,411.80
Insurance	5,797.00
Interest Expense	2,101.37
Legal & Professional Fees	85.00
Licenses & Permits	150.00
Manuals	23.90
Materials	888.19
Miscellaneous Expense	1,279.64
Mowing Expenses	797.53
Office Expense	3,505.89
Officers Compensation - Note G	3,840.00
Postage	2,505.67
Rent - Note D	9,473.11
Repairs & Maintenance	1,557.95
Telephone	14,841.69
Travel & Entertainment	1,594.63
Utilities	2,225.86
308,667.51

Net Income Before Provision for Income Taxes	11,955.81
Provision for Pro Forma Income Tax Expense
Current Tax Provision	0.00
Deferred Taxes	0.00
0.00

Pro Forma Net Income	11,955.81

Earnings per common share: - Note E
Net Income (Loss) per share	0.02

The accompanying notes are an integral part of these financial statements

CONTRACTED SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

For the Year Ended December 31, 2004

	Common Stock		Contributed	Retained
	Shares	Amount	Capital	Earnings	Total
Balances at January 1, 2004	250	$250.00	$750.00	12,616.70	$13,616.70

Net Income (Loss)				11,955.81	11,955.81

AAA Distribution				(10,000.00)	(10,000.00)

Forward Split @ April 28, 2006	624,750	6,000.00	(6,000.00)		$0.00

Contributed Noncash Officers Compensation - Note G			3,840.00		$3,840.00

Balances at December 31, 2004	625,000	$6,250.00	($1,410.00)	$14,572.51	$19,412.51

The accompanying notes are an integral part of these financial statements

CONTRACTED SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

OPERATING ACTIVITIES:
Net Income (Loss)	11,955.81
Adjustments to reconcile Net Income (Loss)
to net cash provided by operations:
Depreciation	22,810.34
Noncash Officers Compensation	3,840.00
(Increase) Decrease in:
Accounts Receivable	19,867.35
Increase (Decrease) in:
Accounts Payable	(4,183.05)
Sales Tax Payable	(1,946.02)
52,344.43
INVESTING ACTIVITIES:
Purchase of Fixed Assets	(19,414.70)
Shareholder Loans	(2,070.41)
(21,485.11)
FINANCING ACTIVITIES:
Payments on Notes Payable	(19,376.38)
Shareholder AAA Distributions	(10,000.00)
(29,376.38)
NET CASH INCREASE (DECREASE) FOR THE YEAR	1,482.94
BEGINNING CASH	4,845.77
ENDING CASH	6,328.71

SUPPLEMENTAL DISCLOSURE:
Interest Expense	$2,101.37
Income Tax	$0.00

Noncash Investing and Financial Activities:
Purchase of Fixed Asset	($54,863.29)
Issuance of Note Payable	$54,863.29
Noncash Officers Compensation	$3,840.00

The accompanying notes are an integral part of these financial statements.

CONTRACTED SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

The Company was incorporated June 30, 2000 in the State of Florida.  The Company is a computer consulting company and a commercial lawn maintenance company and is located in St. Petersburg, Florida.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term securities with a maturity of three months or less to be cash equivalents.

Fixed Assets

Property and equipment are stated at cost.  Depreciation is computed using accelerated methods over the estimated useful lives of the assets, ranging from five to seven years.  Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.  Expenditures for maintenance and repairs are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the corporation to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company generates revenue by providing services in the field of computer consulting and commercial lawn maintenance.  The Company recognizes its revenue when consulting services  and commercial lawn maintenance have been completed and its customers are billed.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code.  Under those provisions, the Company does not pay federal income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction.  Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income and include their respective shares of the Company's net operating losses in their individual income tax returns.

Reclassifications

Certain reclassifications and corrections were made to the financial statement presentation in order to properly reflect reporting of classifications of cash flows from shareholder loans, property and equipment acquired by incurring debt and recognition of noncash officers compensation.

CONTRACTED SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

(continued)

NOTE C – NOTES PAYABLE

The Company has three notes payable to Ford Motor Credit Company. The first note is dated November 17, 2001 in the original amount of $17,117.87 and is payable in monthly installments of $354.53 over five (5) years with a fixed interest rate of 8.75%.  The note is secured by a 2000 Ford E-350 vehicle. The second note is dated March 19, 2002 in the original amount of $24,036.43 and is payable in monthly installments of $431.34 over five (5) years with a fixed interest rate of 2.9%.  The note is secured by a 2002 Ford E-250 vehicle. The third note is dated January 16, 2004 in the original amount of $54,863.29 and is payable in monthly installments of $1,009.53 over five (5) years with a fixed interest rate of 3.9%.  The note is secured by a 2004 Ford F-550 vehicle.

Scheduled principal maturities of the mortgage over the next five years are as follows:

Year ending December 31,

2005………………………………………………………….$17,560.90

2006………………………………………………………….$19,926.50

2007………………………………………………………….$13,022.16

2008………………………………………………………….$11,789.59

2009………………………………………………………….$  1,903.27

NOTE D – RENT

The Company is leasing its facilities under the terms of a one year lease dated October 10, 2003 that ended October 31, 2004 and was renewed for one additional year. The lease provides for payments of $650.00 per month plus state sales tax and was subject to a three percent increase upon lease renewal.

NOTE E –  EARNINGS PER COMMON SHARE

Earnings (Loss) per common share of $.02 were calculated based on a net income (loss) numerator of $11,955.81 divided by a denominator of 625,000 shares of outstanding common stock (Average number of shares issued during the year ended December 31, 2004).

NOTE F – FORWARD STOCK SPLIT

On March 24, 2006 the Company’s Board received 42 executed stock subscription agreements for the purchase of stock in the corporation at $1.00 per share.  After the sale of stock there were 542 shares total issued and outstanding.  The Board filed amended and restated articles changing the par value to $0.01 per share resulting in 100 shares of stock for each share previously owned.  This increased the shares issued and outstanding to 54,200 shares total.  On April 28, 2006 the Company further ratified and authorized a 25:1 forward stock split that will result in 1,355,000 issued and outstanding shares. All references in these financial statements to amounts per share and number of shares outstanding have been restated to give effect to this stock split.

At December 31, 2004 the Company had 250 shares of common stock issued at $1.00 per share. As a result of the amended articles and 25:1 forward split the number of issued and outstanding shares is now restated to 625,000 shares.

NOTE G – OFFICERS COMPENSATION

The Company recognized contributed noncash  officers compensation for one of its officers who provides approximately 16 hours of service per month to the Company.

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